                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. N.A.)*

                          Braun's Fashions Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  105658-108
           --------------------------------------------------------
                                 (CUSIP Number)

               Marc C. Ostrow, c/o Pennwood Capital Corporation
                 477 Madison Avenue, New York, New York 10022
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                September 25, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 4 Pages

CUSIP No. 105658-108                           13D           Page 2 of 4 Pages
          ----------                                             ---  ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

              Marc C. Ostrow
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
              N.A.
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
              N.A.
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
              United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power    206,667
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power     N.A.
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power     206,667
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power     N.A.
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
              206,667
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
              N.A.
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
              4.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
              IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page 3 of 4 Pages
                                                              ---   ---

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities is the Common Stock of Brauns Fashions Corporation. The principal executive offices of the Issuer are located at 2400 Xenium Lane North, Plymouth, Minnesota 55441

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed on behalf of Marc C. Ostrow, a United States citizen. Mr. Ostrow's business address is c/o Pennwood Capital Corporation, 477 Madison Avenue, New York, New York 10022. Mr. Ostrow is President of Pennwood Capital Corporation, a private investment and management firm.

         During the last five years, Mr. Ostrow has not been convicted or subject to a criminal proceeding. Nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See Item 5 below.

ITEM 4.  PURPOSE OF TRANSACTION

         For diversification.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of this Schedule 13D, Mr. Ostrow owns outright in his own name, and has sole power to vote, 206,667 shares of Brauns Common Stock, including 6,667 shares issuable pursuant to currently exercisable stock options. No other person has an interest in these securities.

         During the 60 days ending September 25, 1997, Mr. Ostrow sold 72,113 shares of the Issuer at prices ranging from $14.75 to $15.32, and ceased to be a beneficial owner of more than 5% of Braun's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships to which Mr. Ostrow is a party with respect to any securities of the Issuer.

                                                          Page 4 of 4 Pages
                                                              ---   ---

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        October 8, 1997
                                       ----------------------------------------
                                       (Date)
                                        /s/ Marc C. Ostrow
                                       ----------------------------------------
                                       (Signature)
                                        Marc C. Ostrow
                                       ----------------------------------------
                                       (Name/Title)